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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

A.   Name of issuer or person filing ("Filer"): Agnico-Eagle Mines Limited

B.   This is [check one]

     /X/  an original filing for the Filer
     / /  an amended filing for the Filer

C.   Identify the filing in conjunction with which this Form is being filed:

              Name of registrant        Agnico-Eagle Mines Limited
              Form type                 Form F-10
              File Number (if known)    No. 333 - 100902
              Filed by                  Agnico-Eagle Mines Limited
              Dated Filed (if filed concurrently, so indicate) October 31, 2002, concurrently with Form F-10

D. The Filer is incorporated or organized under the Laws of Ontario, Canada and has its principal place of business at Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7; Telephone No. (416) 947-1212.

E. The Filer designates and appoints David J. Levenson ("Agent") located at 1660 International Drive, Suite 600, McLean Virginia 22102, U.S.A. Telephone number: 703-734-4328 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

     (a) any investigation or administrative proceeding conducted by the Commission; and

     (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States or of the District of Columbia or Puerto Rico, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered by the Filer on Form F-10 on October 31, 2002 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 4d-1 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada this 31st day of October, 2002.

Filer:  Agnico-Eagle Mines Limited            By:      /s/ Sean Boyd
                                                 -------------------------------
                                                     Sean Boyd, President

     This statement has been signed by the following person in the capacity and on the date indicated.

Date:    October 31, 2002                            /s/  David J. Levenson
                                                 -------------------------------
                                                 David J. Levenson,
                                                 Authorized Agent in the United
                                                 States